

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

<u>Via E-mail</u>
Donna Cashwell
Chief Executive Officer
Dynamic Nutra Enterprises Holdings, Inc.
3929 Browning Place
Raleigh, NC 27609

> **Re: Dynamic Nutra Enterprises Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-176587**

Dear Ms. Cashwell:

We have reviewed your amended registration statement and response letter each filed on December 23, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please expand your disclosure throughout your registration statement to disclose the aggregate revenues received from July 1, 2010 through your last period ended under your distributor agreement with Xango.

Risk Factors, page 6

2. We note that you deleted your disclosure previously included on page 8 of your Amendment No.1 to Form S-1 that discussed the business risk resulting from your officers' and directors' lack of experience in recruiting and maintaining distribution in a direct sales network. Given your entry into a distribution agreement with Xango, please provide us with a detailed analysis which supports your belief that this is no longer a material risk to you and your business. If you believe this is a material risk, please

reinstate the prior disclosure and expand this disclosure to disclose the number of persons you have recruited into your network since July 1, 2010.

Description of Business, page 14

3. We note your response to our prior comment 5. Please expand your disclosure to disclose the existing regulatory requirements of the Federal Trade Commission on your marketing and advertising of your products. See Item 101(h)(4) of Regulation S-K.

Note 1 Summary Of Significant Accounting Polices And Organization

(G) Revenue Recognition, page F-8

4. We acknowledge your response to our comment 10. Please provide us the accounting literature you use that supports your accounting basis to classify sales incentives, such as free products, as a reduction of revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Senior Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726